Exhibit 99.1

MATERIAL FACT (“HECHO ESENCIAL”)

Celulosa Arauco y Constitución S.A.

Registration in the Securities Registry No. 42

Santiago (Chile), October 7th, 2019

Messrs.

Commission for the Financial Market

(Comisión para el Mercado Financiero)

Dear Sirs:

The undersigned, on behalf of the closely held corporation (sociedad anónima cerrada) named Celulosa Arauco y Constitución S.A. (the “Company” or “Arauco”), both domiciled in the Metropolitan Region of Chile, at Avenida El Golf No. 150, 14th Floor, commune of Las Condes, a company registered in the Securities Registry under No. 42, Chilean Taxpayer Identification No. 93,458,000-1, and being duly entitled for these purposes, hereby communicates you the following material information concerning the Company and its businesses, pursuant to the provisions set forth in article 9 and in the second paragraph of article 10, both from the Law No. 18,045, and Regulation of General Application (Norma de Carácter General) No. 30, issued by this Commission for the Financial Market:

On the date hereof, the Board of Directors of the Company has agreed to summon an Extraordinary Shareholders’ Meeting to be held on October 28th, 2019, at 9:30 am at the Company’s offices located at Avenida El Golf No. 150, 14th Floor, commune of Las Condes, Santiago.

The Shareholders’ Meeting will submit to vote a Board’s proposal to amend the Company’s bylaws to establish that the Ordinary Shareholders Meeting will determine on an annual basis, the dividend distribution amount for the respective period without being subject to the 30% distributable minimum indicated in the Chilean Corporations Law. For this purpose, the replacement of article Thirty-Sixth of the Company’s bylaws is being proposed.

The rationale of this amendment is to provide more flexibility to the dividend distribution section of the bylaws, in order to make them consistent with the development of the Company and its investment policy.

Very truly yours,

CELULOSA ARAUCO Y CONSTITUCION S.A.

Matías Domeyko Cassel

Chief Executive Officer

c.c.

- Santiago Stock Exchange. La Bolsa No. 64, Santiago

- Chilean Electronic Exchange. Huérfanos 770, 14th Floor, Santiago

- Representative of the Bondholders (Banco Santander). Bandera 140, Santiago